EXHIBIT 21.1

SUBSIDIARIES OF QUANEX BUILDING PRODUCTS CORPORATION	STATE OF INCORPORATION
Nichols Aluminum, LLC	Delaware
Nichols Aluminum-Alabama, LLC	Delaware
Quanex Homeshield, LLC	Delaware
Mikron Industries, Inc.	Washington
Mikron Washington, LLC	Washington
TruSeal Technologies, Inc.	Delaware
Edgetech Holding Co.	Ohio
Quanex I.G. Systems, Inc.	Ohio
Edgetech Europe GmbH	Germany
Quanex Services, Inc.	Delaware